Exhibit 99.10

KPMG LLP

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Theratechnologies Inc.

We, KPMG LLP, consent to the incorporation by reference in the Registration Statement (No. 333-234172) on Form F-10 of Theratechnologies Inc. of our report dated February 24, 2021, on the consolidated financial statements which comprise the consolidated statements of financial position as of November 30, 2020 and 2019, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the years ended November 30, 2020 and 2019, and the related notes; which report refers to a change in its method of accounting for leases due to the adoption IFRS 16, and which report appears in the annual report on Form 40-F of Theratechnologies Inc. for the fiscal year ended November 30, 2020, and further consent to the use of such report in such annual report on Form 40-F.

February 25, 2021

Montreal, Canada

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